4 1 NYSE 0001173506 ftxk6y#p Officer Spherion Corporation 914536 36-3536544 05/31/02 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check this box if no longer subject to
Section 16. Form 4 or Form 5 obligations may continue. 1. Name and Address of Reporting Person(s) Houchin, Peter D (formerly Interim Services Inc.) 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year 05/02 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) VP, Corp Finance & Treasury 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ---------------
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---------------------------------------------------- 1)Title of
Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month ---------------------------------------------
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---------------------- Explanation of Responses: - Shares purchased on the open market jointly with Spouse.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
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--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D Price End of Month I -----------------------------------
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-------------------------------- Common Stock 05/08/02 P
5,000.0000 A $11.0000 D Direct Common Stock 05/15/02 P 100.0000 A
$11.9000 D Direct Common Stock 05/15/02 P 4,900.0000 A $12.0000 D
Direct Common Stock 05/15/02 P 5,000.0000 A $12.0800 D Direct Common Stock 05/15/02 P 5,000.0000 A $11.9700 20,000.0000 D
Direct
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ------------------------
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------------------------------------------- 1)Title of Derivative
2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of
(D) Derivative Security Code V A D Exercisable Expiration -------
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SIGNATURE OF REPORTING PERSON /S/ Houchin, Peter D DATE 06/05/02